UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-40533

Dingdong (Cayman) Limited

Building 6, 500 Shengxia Road,

Shanghai, 200125

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On November 15, 2021, Dingdong (Cayman) Limited (the “Company”) issued a press release titled “Dingdong (Cayman) Limited Announces Third Quarter 2021 Financial Results”, a copy of which is furnished as Exhibit 99.1 with this report of foreign private issuer on Form 6-K (“Report”).

On August 30, 2021, the Company furnished a report on the Form 6-K (“Prior Form 6-K”) to announce its financial results for the fiscal quarter ended June 30, 2021. A copy of the press release announcing such results was attached to the Prior Form 6-K as Exhibit 99.1 and incorporated by reference therein. Subsequent to furnishing the Prior Form 6-K, the Company identified a typographical error in the Second Quarter 2021 Highlights. The language incorrectly stated that “The number of average monthly transacting users for the second quarter of 2021 increased by 39.1% year over year to 8.4 million from 6.1 million in the same quarter of 2020”. It should be replaced with “The number of average monthly transacting users for the second quarter of 2021 increased by 108.3% year over year to 8.4 million from 4.1 million in the same quarter of 2020”. The correction in this Report on Form 6-K does not change any other previously reported financial results of operations or any other disclosure contained in the Prior Form 6-K.

Exhibit Index

Exhibit 99.1 – Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DINGDONG (CAYMAN) LIMITED

By:	/s/ Changlin Liang
Name:	Changlin Liang
Title:	Director and Chief Executive Officer

Date: November 15, 2021